EXHIBIT 21.1

Subsidiaries (1)

Santiago Leasing S.A.
Santiago Corredores de Bolsa Ltda.
Santander Santiago S.A. Administradora General de Fondos
Santander S.A. Agente de Valores
Santander Santiago S.A. Sociedad Securitizadora
Santander Santiago Corredora de Seguros Ltda.
Santander Servicios de Recaudación y Pagos Ltda.

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(1) All incorporated in Chile.